MONARCH PLAZA SUITE 1600 3414 PEACHTREE ROAD N.E. ATLANTA, GEORGIA 30326 PHONE: 404.577.6000 FAX: 404.221.6501
www.bakerdonelson.com

MICHAEL K. RAFTER

Direct Dial: 404.443.6702

Direct Fax: 404.238.9626

E-Mail Address: mrafter@bakerdonelson.com

April 1, 2010

Mr. Christian Windsor

Special Counsel, Financial Services Group

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Money Tree, Inc.

Post-Effective Amendments No. 2 to Registration Statements

on Form S-1

File No. 333-155700

File No. 333-155701

Filed February 18, 2010

Dear Mr. Windsor:

We refer to the comment letter dated March 3, 2010, issued by the Division of Corporation Finance with respect to the above-referenced filings of The Money Tree, Inc. (the “Company”). For your convenience, we have copied the comments into this letter and included, following each comment, a detailed response or explanation. Please be advised that all responses apply to both the Demand Notes Post-Effective Amendment, file number 333-157700, and the Debentures Post-Effective Amendment, file number 333-157701, unless otherwise noted.

Post-Effective Amendment No. 2 to Registration Statement

(File No. 333-157700)

General

Comment:

1.	Provide us with all materials used in the marketing of the Demand Notes and the Debentures.

Response:

We have provided to Michael Clampitt all materials used in the marketing of the Demand Notes and the Debentures, under cover letter dated March 2, 2010. In accordance with my telephone conversation with Michael Clampitt, we were advised that this comment has been cleared.

ALABAMA    —    GEORGIA    —    LOUISIANA    —    MISSISSIPPI      TENNESSEE    —    WASHINGTON, D.C.

Mr. Christian Windsor

Special Counsel, Financial Services Group

April 1, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Analysis of Allowance for Credit Losses, page 25

Comment:

2.	We note your response to comments nine and ten of our letter dated February 8, 2010 and the disclosure revisions made to your post-effective amendments. We are still unclear as to how you were able to determine that your allowance for credit losses at September 25, 2009 was sufficient to cover the probable losses inherent in your portfolio at that date. Given your disclosure that you rely more heavily on recent charge-off data in developing your allowance, we are unclear as to how you determined that your allowance of $7.4 million at September 25, 2009 (which represented 11.7% of your gross outstanding receivables) was appropriate given that your net charge-off rate in 2009 was 15.8%. We further note that you decreased your allowance for credit losses to $7.3 million (or 10.1% of gross outstanding receivables) as of December 25, 2009 despite an annualized net charge-off rate of 13.1% during the quarter. Please advise and revise your filings to more clearly explain how the net charge-offs recognized in 2009 and the first quarter of 2010 impacted the level of your allowance at September 25, 2009 and December 25;2009. Please also revise to address the following:

•

You disclose that you rely more heavily on the most recent charge-off data to develop your benchmark percentage. Please quantify the actual look-back period used and disclose whether you place greater weighting on any quarters within this period;

•

In your response you state that you revised your allowance methodology in 2009 to include a quicker “trigger” for recognition of losses. Please provide more information regarding this loss trigger and clarify whether you are referring to the point at which accounts are charged off or the timing of when increases to the allowance are recorded; and

•

In your response you state that the anticipated improvement in the quality of your portfolio impacted your allowance at September 25, 2009. Please clarify how you factored anticipated changes in credit quality into your current estimate of probable losses inherent in your portfolio at the balance sheet date.

Response:

Please be advised that we believe that both the allowance for credit losses at September 25, 2009 and December 25, 2009 and the net charge-offs recognized in the corresponding periods were appropriate and represented our best estimates. As of December 25, 2009, our allowance for credit losses was $7.3 million. As of September 25, 2009 and 2008, our allowance for credit losses was $7.4 million and $8.9 million, respectively.

In calculating our allowance for credit losses, we referred to Financial Reporting Release (FRR) 28, Accounting for Loan Losses by Registrants Engaged in Lending Activities, as interpreted in Staff Accounting Bulletin Topic 6L (SAB 6L) to provide guidance with respect to the development of a systematic methodology for the allowance for credit losses for smaller balance loans using a Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Section 450-20, Loss Contingencies (formerly FASB 5), approach. The guidance outlines the need for the systematic methodology to be documented not so that reported amounts will be

Mr. Christian Windsor

Special Counsel, Financial Services Group

April 1, 2010

the result of a routine mathematical exercise but to help ensure that all relevant matters affecting loan collectibility will consistently be identified in the detailed review process. The SAB further states that one method of estimating loan losses for groups of loans is through the application of historical loss rates to each group of loans, adjusted for relevant environmental factors. Factors that should be considered in developing loss measurements include levels of and trends in delinquencies and the effects of any changes in risk selection and lending policies and practices. A validation process should be used on an ongoing basis to support the methodology employed. We have consistently applied this methodology and believe that our methodology incorporates all of the components noted above.

As mentioned in our responses to comments nine and ten of your letter dated February 8, 2010, we revised our methodology in determining the adequacy of our charge-off and allowance processes to rely more heavily on current data available, in response to the significantly higher levels of 2009 and 2008 charge-offs and the continued extreme adverse economic conditions. Another of the changes in methodology described in our previous response was a more centralized, consistent approach to loan loss evaluations that resulted in a quicker loss recognition “trigger” in determining when a loan should be charged off.

Prior to fiscal year 2008, we developed the allowance for credit losses based upon average charge-offs over the most recent three years and other qualitative factors, as required by SAB 6L. As we ended fiscal 2008, we were required under SAB 6L to take a “snapshot” of the risk in our portfolio and reflect that risk in our allowance calculations. The relevant items reflected in that picture at that time (i.e. without the benefit of hindsight) indicated several troubling trends that all pointed in the same downward direction. First, in 2008, net charge-offs nearly doubled, from $4.4 million to $8.6 million. In addition to the substantial increase in charge-offs, we incurred corresponding increases in delinquencies. Finally, various widely reported relevant economic indicators (e.g. credit-rating agency outlooks, government agency reports, etc.) pointed to a significantly deteriorating general economic condition. In summary, we and our customers began 2008 in what we thought was a “normal” economic environment, but ended fiscal 2008 in an unprecedented trough with all indicators pointing downward.

During the fourth quarter of fiscal 2008, we made a decision, based on the indicators and environment noted above, to rely on more recent historical data, as we did not deem it prudent to incorporate charge-off experience from fiscal 2007 or prior into the allowance to be recorded at September 25, 2008. Thus, we utilized a 12-month average net charge-off ratio as the base benchmark. As required by SAB 6L, we then considered additional qualitative factors (including, but not limited to, those noted above) to adjust positively or negatively from this base. For fiscal 2008, the average 12-month charge-off ratio benchmark was 10.8%. After considering additional qualitative factors, management increased the provision by 80 basis points and recorded an allowance of 11.6% for the combined portfolio of loans as of and for the year ended September 25, 2008.

During our telephone conference call with accounting staff of the Securities and Exchange Commission (the “Staff”) on March 16, 2010, you asked us to clarify why we chose the 24-month charge-off trend as our benchmark for fiscal year ended September 25, 2009, rather than the 12-month trend used in fiscal 2008.

When taking the snapshot of risk in our portfolio at the end of fiscal 2009, the relevant factors presented a few “mixed” signals. The first indicator was a negative trend, as during 2009,

Mr. Christian Windsor

Special Counsel, Financial Services Group

April 1, 2010

charge-offs again increased and totaled $11.1 million. Next, delinquencies (accounts over 180 days delinquent) were improving by September 25, 2009. Finally, some of the uncertainty relative to the general economic conditions appeared to be improving (again, based on various widely reported relevant indicators). In summary, we and our customers began 2009 in the bottom of the trough, but we ended it in what we thought was a more “stable” economic environment, with all indicators pointing towards stability or recovery. Fiscal 2008 and fiscal 2009 were effectively mirror images of one another, both containing relevant information in relation to the determination of our allowance. Accordingly, we believed that a 24-month benchmark would properly take into consideration two years worth of data reflecting a time of unprecedented yet relevant economic conditions. In addition, please note that we currently intend to use a rolling 24-month benchmark as the starting point for our calculation of the allowance for credit losses during fiscal year ending September 25, 2010.

Once we arrived at the 24-month benchmark for fiscal 2009, we adjusted the benchmark pursuant to the guidance in SAB 6L for qualitative factors, including, but not limited to, those noted above. The 24-month benchmark percentages used in computing the allowance at September 25, 2009 were 16.8% for the consumer segment and 6.2% for the automotive segment, for an overall total of 13.2%. A further discussion of selected relevant qualitative factors is included below.

We considered in our calculations an estimated improvement in our portfolio. This estimate was driven by two items: (a) a change in our lending guidelines and (b) a change in our delinquency trends. Our liquidity issues caused us to significantly curtail our level of lending ($58 million of finance loan originations in fiscal year 2009 as compared to $73 million in fiscal year 2008); tighten our lending guidelines; concentrate on lending to established customers and individuals with stronger employment histories; and curb lending to individuals on fixed incomes. Further, as a result of changes in lending guidelines, the ratio of new loans made to existing borrowers with positive repayment histories had increased. These changes have resulted in lower delinquencies, which factored into the determination of the allowance. Delinquency levels (accounts over 180 days) improved from $12.3 million (13.75% of the total outstanding receivables) at September 25, 2008 to $8.5 million (11.38% of the total outstanding receivables) at September 25, 2009, a $3.8 million decrease. Delinquencies continued to decrease in the first quarter of fiscal year 2010. Loans over 180 days delinquent improved from $10.5 million (12.0% of the total outstanding receivables) at December 25, 2008, and $8.5 million (11.4% of the total outstanding receivables) at September 25, 2009, to $7.6 million (10.4% of the total outstanding receivables) at December 25, 2009, a $2.9 million decrease from December 25, 2008 and a $0.9 million decrease from September 25, 2009.

Another significant factor in our assessment of the adequacy of the allowance as compared to the 2009 net charge-off ratio is the “mix” of consumer versus automotive receivables within the total outstanding receivables. The curtailment in consumer lending noted above resulted in consumer receivables comprising 60.7%, 66.8% and 67.2% of net outstanding finance receivables as of September 25, 2009, 2008 and 2007, respectively. It has been our practice for the past few years to establish the allowance on a segmented basis due to the inherent differences between the consumer and automotive loan portfolios. To provide a sensitivity analysis, had the mix of consumer and motor vehicle loans at September 25, 2009 been consistent with the weighted average mix that existed at September 25, 2008, the allowance would have been $328,000 higher, or 12.2% of net outstanding finance receivables.

Mr. Christian Windsor

Special Counsel, Financial Services Group

April 1, 2010

After considering the qualitative factors noted above, we determined it appropriate to provide for a qualitative adjustment to our entire consumer loan segment, which resulted in a reduction of approximately 10% from the 24-month benchmark. For the automotive segment, we reviewed the qualitative factors noted above (focusing primarily on current delinquency trends) and determined it appropriate to provide an additional qualitative provision of approximately 0.5% for 2009.

However, in response to suggestions made by the Staff during the telephone conference call on March 16, 2010, we have performed additional analysis to determine the adequacy of the allowance recorded at September 25, 2009. In our conversation, and as supported by SAB 6L, the Staff suggested that a more detailed methodology that considered segmentation of consumer loans and loan terms associated with the consumer loans might provide a more appropriate means of developing our provision for loan losses and allowance. In our analysis, we segmented the consumer portfolio into three sub-categories (direct consumer, consumer sales finance and consumer bankruptcy) and calculated expected losses for each sub-category. In particular, based on questions from the Staff regarding consumer bankruptcy accounts, we used this segment analysis to ascertain the sufficiency of amounts provided for the additional inherent credit risk related to those accounts. In our segmented analysis, we used a 24-month benchmark for each segment and similarly made qualitative adjustments to each segment pursuant to SAB 6L.

The aggregate result of this segmented analysis would be an allowance of approximately $7.6 million and would result in allowances for consumer loan losses of 12.8% of direct consumer loans, 16.5% of consumer sales finance loans and 21.6% of consumer bankruptcy loans. As we recorded an allowance that totaled $7.4 million, we do not believe the difference to be material either quantitatively or qualitatively. In addition, the segmented analysis would result in a weighted average allowance of 15.6% for consumer loans, which is not materially different from the actual consumer loan net charge-off ratio of 15.4% for the first five months of fiscal year 2010.

After considering the results of the segmented approach, we believe that our current methodology complies with SAB 6L and yields results that are appropriate for our current loan portfolio. However, since the more segmented approach validated our original methodology, on a prospective basis we do plan to incorporate the more segmented approach into our overall evaluation of the adequacy of the allowance. As stated above, we also intend to calculate each quarter’s allowance using a rolling 24-month charge-off benchmark as the starting point for our calculation of the allowance for credit losses.

Please be advised that we intend to revise the “Analysis of Allowance for Credit Losses” section of the prospectus, as shown in Attachment A to this letter, to more clearly explain our allowance methodology, as well as the qualitative factors utilized in our evaluation. We also will revise the table in that section to display the ratios of charge-offs to average notes receivable for each category of our consumer receivables and show the computation used to arrive at our average 24-month charge-off benchmark percentages at September 25, 2009. As we believe this fully addresses your comment, we respectfully request that you clear this comment.

3.	We note your response to comment twelve of our letter dated February 8, 2010 and your revisions on page 32 where you provided information greater than 180 days. In regards to your Consumer Bankruptcy accounts, please address the following:

Mr. Christian Windsor

Special Counsel, Financial Services Group

April 1, 2010

•

Considering the only activity in this account resulted from charge-offs and adjustments of $1.782 m and $1.750 m in the year ended September 25, 2009, respectively, it is difficult to reconcile how only 52.5% of the accounts are greater than 180 days. Please advise.

•

It appears, based on the account roll-forward provided on page 23, that there have been no collections on bankruptcy accounts in more than three years. Confirm if our understanding is correct. If so, justify why you believe it is appropriate to continue to carry the loans rather than charge them off in a manner that is consistent with your stated policy (i.e. at 180 days).

•	Please also tell us how the extensive analysis you performed in 2008 of your past due loans over 180 days delinquent impacted your charge-off policy for bankruptcy accounts.

Response:

The Company’s charge-off policy requires that balances be charged off when they are 180 days since last payment unless, upon review by management, the balance is deemed collectible by garnishment of wages, bankruptcy proceedings or other collection methods. As of September 25, 2009, the consumer bankruptcy loans were comprised of approximately $1.7 million in loans secured by automobiles, $2.1 million in loans secured by other personal property and $3.0 million in unsecured loans. Of these totals, approximately $4.3 million were in a pending status awaiting bankruptcy plan approval or had not yet made a payment under a confirmed bankruptcy plan. An additional $1.8 million in bankruptcy loans were making payments under a confirmed plan and the remaining $.7 million were under a confirmed plan but delinquent, with the bankruptcy plan expected to be dismissed, or were in the process of being dismissed. Therefore, over 60% of the bankruptcy portfolio is in the initial stage of bankruptcy pending first payment.

With respect to the specific concerns raised in your comment letter dated March 3, 2010 and our telephone conversation on March 16, 2010, please be advised that, due to the lengthy nature of the bankruptcy process, the delinquency of bankruptcy accounts is not the primary consideration used in the evaluation of bankruptcy account collection. When a customer files for bankruptcy, the delinquency is reset to current status and delinquency begins to be measured based on the most recent payment rather than in accordance with the original terms of the loan. It is not uncommon for 180 days or more to pass from the date of the court filing until the court approves the bankruptcy plan. At this point, the trustee and attorney are paid before creditors begin receiving payments. A department at our corporate headquarters monitors accounts in bankruptcy as they progress through the court-approved plan and reviews for charge-off once the plan is completed and discharged by the bankruptcy court. In many instances, the debtor does not adhere to the approved plan and the case is dismissed by the court. If potential collection of the account is not deemed favorable, it is charged off. If potential collection is deemed favorable, we assign the account back to the branch location to resume the collection process, report the delinquency status back to the original terms of the loan and treat it in the same manner as other delinquent loans. If collection efforts are unsuccessful, it is charged off and reported with other loans charged off.

In the roll-forward of the categories of our finance receivables on page 23 of the demand notes prospectus (page 25 of the debentures prospectus), the changes in the balance from period to period in the consumer bankruptcy category originally were listed as “charge-offs, gross” and “adjustments.” Charge-offs are accumulated by segment and are used to develop the benchmark

Mr. Christian Windsor

Special Counsel, Financial Services Group

April 1, 2010

percentages used in the analysis of the allowance for credit losses, as discussed in detail in our response to comment two above. These benchmark charge-off percentages include all charge-offs, including charged off bankruptcy accounts, and thus bankruptcy accounts are included in the development of our allowance for credit losses. Adjustments now will be detailed on the roll-forward tables to show the new customer filings, dismissed bankruptcy filings and payments received from the bankruptcy courts. The relatively small proportion of payments received to the total outstanding balance is due to the repayment period approved under the bankruptcy plan, which generally ranges from 36 to 60 months and is significantly longer than the original terms of the loan.

Our analysis of delinquent receivables performed during 2008 primarily focused on branch-level receivables. Since bankrupt accounts are monitored and tracked by a corporate department, as described above, this analysis had no impact on the charge-off policy for accounts in bankruptcy. Moreover, as noted above, bankruptcy loan delinquencies are an inadequate measure of collectibility, since a large majority of the accounts which have not began paying are listed as over 180 days delinquent. Finally, new bankruptcy cases filed have remained extremely constant over the past three years (averaging between $3.2 million and $3.3 million each year), indicating a reduced risk of understatement of loss due to an increase in filings that are not yet considered when evaluating charge-offs. This consistency in the overall components that comprise the change in the total bankruptcy category provides support that use of the charge-offs of bankrupt accounts that are aggregated with the charge-offs of the other consumer segment accounts in developing the benchmark percentage, as adjusted for qualitative factors, captures losses inherent in the consumer loan portfolio, including accounts in bankruptcy.

For the foregoing reasons, we believe that our bankruptcy loans are adequately addressed in our charge-off policies and properly reflected in the calculation of our loss allowance. Please be advised that, in connection with this comment and response, we intend to revise the roll-forward table as just described, and also modify the “Delinquency Information” section in the prospectus, as shown in Attachment B to this letter, to further explain the treatment of consumer bankruptcy accounts. As we believe this fully addresses your comment, we respectfully request that you clear this comment.

We trust these responses have addressed your comments. Please do not hesitate to let us know any additional questions or comments that the Staff may have. We would be pleased to discuss these responses with the Staff by telephone if that would be helpful. Thank you for your consideration of these responses.

Very truly yours,

BAKER, DONELSON, BEARMAN, CALDWELL & BERKOWITZ, P.C.

/s/ Michael K. Rafter

cc:	Mr. Bradley D. Bellville

Mr. Steven Morrison

Mr. Michael R. Clampitt

ATTACHMENT A

Analysis of Allowance for Credit Losses

At the end of each reporting period, management is required to take a “snapshot” of the risk of probable losses inherent in the finance receivables portfolio and to reflect that risk in our allowance calculations. We use a systematic approach to calculate the allowance for credit losses whereby we apply historical charge-off benchmarks to groups of loans and then adjust (either positively or negatively), as and if applicable, for relevant factors. This method prevents the calculation from becoming a simple mathematical exercise, but instead addresses matters affecting loan collectibility. Historically, the relevant items impacting our allowance have included, but are not limited to a variety of factors, such as historic loan loss experience, borrowers’ ability to repay, collateral considerations and non-file insurance recoveries, levels of and trends in delinquencies, effects of any changes in risk selection and lending policies and practices, and general economic conditions impacting our portfolio. See “Risk Factors – Risks Related to Our Business – We suffered significant credit losses in 2008 and 2009 due to continued weakening economic conditions, and there is no guarantee such credit losses will not continue during this downturn in the economy or that our operations and profitability will not continue to be negatively affected.”

In the first step of our approach, a benchmark percentage is calculated based on historical ratios of charge-offs to average notes receivable. This percentage is derived by dividing the net amount of finance receivables charged off (gross amount of charge offs less the amount of recoveries of such charged off accounts from non-file insurance and other recoveries) by the average net outstanding finance receivables over a specific period of time and converting this to an annualized basis. Once this benchmark percentage is determined, a review is performed to detect upward or downward trends in the pertinent factors noted above. Trends may lead us to adjust the benchmark percentage that is applied to the entire net finance receivable portfolio used in determining the balance of the allowance for credit losses.

Two additional matters that we consider when reviewing the risk included in our portfolio include insurance products and the non-accrual status of certain loans in our portfolio. We also offer insurance products in conjunction with the loan. In the event of the death or injury of the customer or damage to pledged collateral, the proceeds from the claims would generally pay off or continue payments on the loan. However, proceeds from these insurance claims are not considered a recovery since the loan was not charged off, thereby negating any consideration of these in the allowance determination. The portion of our finance receivables that are in a non-accrual status, meaning the earning of interest and fees has been suspended because of their delinquency status, are considered to be impaired. However, we do not apply different loss rates to impaired or non-impaired loans since our adjusted benchmark percentage is applied to the entire net finance receivable portfolio.

The following table shows these ratios of charge-offs to average notes receivable for the categories of our finance receivables.

	As of, or for, the Three Months Ended December 25,		As of, or for, the Fiscal Year Ended September 25,
	2009	2008	2009	2008	2007
Direct Consumer Loans and Consumer Sales Finance Contracts:
Net finance receivables	$38,644,165	$50,633,898	$38,723,986	$51,204,398	$53,355,432
Average net finance receivables [1]	$38,443,307	$50,708,516	$45,172,898	$54,074,302	$53,453,781
Allowance allocated			$5,808,041	$7,352,183	$2,401,025
Charge-offs – direct consumer [2]	$1,330,034	$2,111,910	$7,228,663	$7,357,665	$4,066,752
Charge-offs – consumer sales finance [2]	$562,400	$1,229,080	$3,383,645	$1,862,589	$1,110,556
Charge-offs – consumer bankruptcy [2]	$364,300	$302,329	$1,782,967	$778,169	$790,514

Total gross charge-offs	$2,256,734	$3,643,319	$12,395,275	$9,998,423	$5,967,822
Recoveries (all direct consumer) [3]	$(597,871)	$(1,522,482)	$(3,027,086)	$(2,739,668)	$(2,751,142)

Charge-offs, net	$1,658,863	$2,120,837	$9,368,189	$7,258,755	$3,216,680
Percent of net charge-offs to average receivables
12-month trend	20.6%	14.2%	20.7%	13.4%	6.0%
24-month trend (“benchmark”)	17.3%		16.8%	9.7%	5.8%
36-month trend			13.0%	8.3%	4.6%
Allowance benchmark using 24-month charge-off ratio at 9/25/09 & 12/25/09	$6,685,441		$6,487,452
Reduction related to other factors	$(888,816)		$(679,411)

Motor Vehicle Installment Sales Contracts:
Net finance receivables	$23,775,016	$25,179,169	$24,991,375	$25,402,402	$26,193,069
Average net finance receivables [1]	$24,160,738	$25,199,936	$25,180,457	$25,855,486	$25,793,664
Allowance allocated			$1,624,439	$1,524,144	$1,309,654
Charge-offs, gross [2]	$397,232	$429,750	$1,768,170	$1,370,165	$1,185,753
Recoveries [3]	$—	$—	—	—	—

Charge-offs, net	$397,232	$429,750	$1,768,170	$1,370,165	$1,185,753
Percent of net charge-offs to average receivables
12-month trend	7.0%	5.7%	7.0%	5.3%	4.6%
24-month trend (“benchmark”)	6.4%		6.2%	5.0%	4.6%
36-month trend			5.7%	4.8%	4.8%
Allowance benchmark using 24-month charge-off ratio at 9/25/09 & 12/25/09	$1,521,601		$1,551,139
Addition related to other factors	$23,991		$73,300

Total Receivables:
Net finance receivables	$62,419,181	$75,813,067	$63,715,361	$76,606,800	$79,548,541
Average net finance receivables [1]	$62,604,045	$75,908,452	$70,353,355	$79,929,788	$79,247,445
Allowance for credit losses			$7,432,480	$8,876,327	$3,710,679
Charge-offs, gross [2]	$2,653,966	$4,073,069	$14,163,445	$11,368,588	$7,153,575
Recoveries (all direct consumer) [3]	$(597,871)	$(1,522,482)	$(3,027,086)	$(2,739,668)	$(2,751,142)

Charge-offs, net	$2,056,095	$2,550,587	$11,136,359	$8,628,920	$4,402,433
Percent of net charge-offs to average receivables
12-month trend	15.6%	11.4%	15.8%	10.8%	5.6%
24-month trend (“benchmark”)	13.5%		13.2%	8.2%	5.4%
36-month trend			10.5%	7.2%	4.7%
Allowance benchmark using 24-month charge-off ratio at 9/25/09 & 12/25/09	$8,207,042		$8,038,592

[1]	Average net finance receivables are computed using monthly balances, net of unearned interest, unearned insurance commissions and unearned discounts.
[2]	Charge-offs are shown at gross amounts.
[3]	Recoveries represent receipts from non-filing insurance claims and cash recoveries.

As of December 25, 2009, our allowance for credit losses was $7.3 million. As of September 25, 2009 and 2008, our allowance for credit losses was $7.4 million and $8.9 million, respectively. The allowance for credit losses was 11.8%, 11.7% and 11.6% of the net outstanding finance receivables at December 25, 2009, September 25, 2009 and 2008, respectively.

Due to the significant changes in the factors influencing our methodology over the periods presented above, our discussion will be presented chronologically, beginning with fiscal year 2007, the earliest period presented. During fiscal 2007, we developed the allowance for credit losses based upon average charge-offs over the most recent three years and other qualitative factors; however, no significant qualitative factors affected the calculation in fiscal 2007.

As we ended fiscal 2008 our snapshot of the portfolio reflected several trends, all pointing in the same downward direction. First, in 2008, net charge-offs nearly doubled, from $4.4 million to $8.6 million. We also incurred corresponding increases in delinquencies. Finally, various widely reported and relevant economic indicators (e.g. credit-rating agency outlooks, government agency reports, etc.) pointed to a significantly deteriorating general economic condition. In summary, we and our customers began fiscal 2008 in what we thought was a “normal” economic environment, but ended it in an unprecedented trough with all indicators pointing downward.

Simultaneously and in conjunction with our initial Sarbanes-Oxley testing of controls over the charge-off process and the completion of our implementation of a new accounting system for loans, we performed an extensive analysis to determine the amount of past due loans which had not been charged off. The results of the testing led us to adopt a more centralized, consistent approach to loan evaluations in determining the point at which a loan should be charged off, which resulted in a quicker loss recognition “trigger” in recognizing loan charge-offs.

Based on the internal indicators, the external environmental factors and the change in charge-off process noted above, we made a decision to rely on more recent historical data. We did not deem it prudent to incorporate charge-off experience from fiscal 2007 and prior into our calculation of the allowance to be recorded at September 25, 2008. Therefore, for fiscal 2008 we utilized a 12-month average net charge-off ratio as the base benchmark, which was calculated as 10.8%. After considering the qualitative factors noted above, we increased the provision by approximately 80 basis points and recorded an allowance of 11.6% for the combined portfolio of loans as of and for the year ended September 25, 2008.

Our snapshot of risk at the end of fiscal 2009 depicted a few “mixed” signals. The first was a negative trend: fiscal 2009 charge-offs again increased and totaled $11.1 million. However, delinquencies were improving by September 25, 2009. Finally, some of the uncertainty relative to the general economic conditions appeared to be improving. In summary, we and our customers began 2009 in the bottom of the economic trough, but we ended it with indicators pointing toward stability or recovery. Fiscal 2008 and fiscal 2009 were effectively mirror images of one another, both containing relevant information related to our allowance. Based on this information, we believed a 24-month benchmark would properly display two years of data reflecting a time of unprecedented yet pertinent economic conditions. The 24-month benchmark percentages used in computing the allowance at September 25, 2009 were 16.8% for the consumer segment and 6.2% for the automotive segment, for an overall total of 13.2%.

In addition to the qualitative factors noted above, one of the more significant factors we considered in our calculations was an estimated improvement in our portfolio. This estimate was driven by two items: (a) a change in our lending guidelines and (b) a change in our delinquency trends. Our liquidity issues caused us to significantly curtail our level of lending; tighten our lending guidelines; concentrate on lending to established customers and individuals with stronger employment histories; and curb lending to individuals on fixed incomes. Further, as a result of changes in lending guidelines, the ratio of new loans made to existing borrowers with positive repayment histories had increased. These changes have resulted in delinquencies falling from $12.3 million (13.75% of the total outstanding receivables) at September 25, 2008 to $8.5 million (11.38% of the total outstanding receivables) at September 25, 2009, a $3.8 million decrease.

After considering the qualitative factors noted above, management reduced the 24-month consumer loan benchmark for 2009 by approximately 10% and recorded an allowance of 15% for consumer loans and 6.5% for automotive finance loans as of and for the year ended September 25, 2009.

The allowance recorded at December 25, 2009 was computed using the same benchmark percentage used at September 25, 2009, again discounted to 15% of net consumer loans, based on further portfolio improvement. Delinquencies continued to decrease in the first quarter of fiscal year 2010. Loans over 180 days delinquent improved from $10.5 million (12.0% of the total outstanding receivables) at December 25, 2008, and $8.5 million (11.4% of the total outstanding receivables) at September 25, 2009, to $7.6 million (10.4% of the total outstanding receivables) at December 25, 2009, a $2.9 million decrease from December 25, 2008 and a $0.9 million decrease from September 25, 2009.

ATTACHMENT B

	Three Months Ended December 25, 2009	Three Months Ended December 25, 2008	Fiscal Year Ended September 25, 2009	Fiscal Year Ended September 25, 2008	Fiscal Year Ended September 25, 2007
Direct Consumer Loans:
Balance – beginning	$22,257,244	$34,859,944	$34,859,944	$40,719,291	$46,071,669
Loans originated	12,124,724	15,792,769	48,940,971	66,766,194	73,350,400
Collections	(8,001,700)	(10,694,706)	(40,671,119)	(47,076,723)	(52,252,511)
Refinancings	(2,756,330)	(3,424,774)	(10,912,645)	(14,791,503)	(18,154,981)
Charge-offs, gross	(1,330,034)	(2,111,910)	(7,228,663)	(7,357,665)	(4,066,752)
Rebates/other adjustments	(453,461)	(922,898)	(2,731,244)	(3,399,650)	(4,228,534)

Balance – end	$21,840,443	$33,498,425	$22,257,244	$34,859,944	$40,719,291

Consumer Sales Finance Contracts:
Balance – beginning	$15,176,373	$16,793,743	$16,793,743	$14,466,682	$11,813,566
Loans originated	5,908,107	5,902,407	17,046,757	18,883,178	16,869,906
Collections	(1,921,439)	(1,881,695)	(7,760,796)	(7,267,346)	(6,058,209)
Refinancings	(1,957,432)	(1,879,975)	(5,635,286)	(5,460,970)	(4,993,560)
Charge-offs, gross	(562,400)	(1,229,080)	(3,383,645)	(1,862,589)	(1,110,556)
Rebates/other adjustments	(618,252)	(483,032)	(1,884,400)	(1,965,212)	(2,054,465)

Balance – end	$16,024,957	$17,222,368	$15,176,373	$16,793,743	$14,466,682

Motor Vehicle Installment Sales Contracts:
Balance – beginning	$30,151,923	$30,707,329	$30,707,329	$32,259,968	$31,280,840
Loans originated	1,736,191	3,323,862	14,097,733	14,217,234	17,965,678
Collections	(2,690,894)	(2,999,197)	(11,502,246)	(13,286,462)	(14,469,121)
Refinancings	—	—	—	—	—
Charge-offs, gross	(397,232)	(429,750)	(1,768,170)	(1,370,165)	(1,185,753)
Rebates/other adjustments	(440,232)	(341,730)	(1,382,723)	(1,113,246)	(1,331,676)

Balance – end	$28,359,756	$30,260,514	$30,151,923	$30,707,329	$32,259,968

Total Active Accounts:
Balance – beginning	$67,585,540	$82,361,016	$82,361,016	$87,445,941	$89,166,075
Loans originated	19,769,022	25,019,038	80,085,461	99,866,606	108,185,984
Collections	(12,614,033)	(15,575,598)	(59,934,161)	(67,630,531)	(72,779,841)
Refinancings	(4,713,762)	(5,304,749)	(16,547,931)	(20,252,473)	(23,148,541)
Charge-offs, gross	(2,289,666)	(3,770,740)	(12,380,478)	(10,590,419)	(6,363,061)
Rebates/other adjustments	(1,511,945)	(1,747,660)	(5,998,367)	(6,478,108)	(7,614,675)

Balance – end	$66,225,156	$80,981,307	$67,585,540	$82,361,016	$87,445,941

Total Consumer Bankrupt Accounts:
Balance – beginning	$6,762,101	$6,794,358	$6,794,358	$6,115,375	$5,618,931
Charge-offs, gross	(364,300)	(302,329)	(1,782,967)	(778,169)	(790,514)
Net cases filed	604,627	922,174	3,154,808	3,352,681	3,160,361
Payments	(149,115)	(179,463)	(732,314)	(684,399)	(716,242)
Cases dismissed	(191,155)	(111,156)	(671,784)	(1,211,130)	(1,157,161)

Balance – end	$6,662,158	$7,123,584	$6,762,101	$6,794,358	$6,115,375

Total Gross O/S Receivables	$72,887,314	$88,104,891	$74,347,641	$89,155,374	$93,561,316

Delinquency Information

General

Our delinquency levels reflect, among other factors, changes in the mix of loans in the portfolio, the quality of receivables, the success of collection efforts, general economic conditions and bankruptcy trends. Except for consumer bankruptcy, the delinquency information in the following tables is computed on the basis of the amount past due in accordance with the original payment terms of the loan (contractual method). Management closely monitors delinquency of our non-bankrupt accounts using the contractual method to measure the quality of our loan portfolio and the probability of credit loss. We also use other tools, such as a recency report, which shows the date of the last full contractual payment received on the loan, to determine a particular customer’s willingness to pay. For example, if a delinquent customer has made a recent payment, we may decide to delay more serious collection measures, such as repossession of collateral. However, such a payment will not change the non-accrual status of the account until all of the principal and interest amounts contractually due are brought current (we receive one or more full contractual payments and the account is less than 60 days contractually delinquent), at which time we believe future payments are reasonably assured.

Consumer Bankruptcy

The delinquency information for consumer bankruptcy in the following tables is presented on the basis of the receipt of the last payment (recency method), since the payment terms of the original contract no longer apply. When a customer files for bankruptcy, the delinquency is reset to current status and delinquency begins to be measured based on the most recent payment rather than in accordance with the original terms of the loan. It is not uncommon for 180 days or more to pass from the date of the court filing until the court approves the bankruptcy plan. At this point, the trustee and attorney are paid before creditors begin receiving payments. A department at our corporate headquarters monitors accounts in bankruptcy as they progress through the court-approved plan and reviews for charge-off once the plan is completed and discharged by the bankruptcy court. In many instances, the debtor does not adhere to the approved plan and the case is dismissed by the court. If potential collection of the account is not deemed favorable, it is charged off. If potential collection is deemed favorable, we assign the account back to the branch location to resume the collection process, report the delinquency status back to the original terms of the loan and treat it in the same manner as other delinquent loans. If collection efforts are unsuccessful, it is charged off and reported with other loans charged off.

Delinquency Analysis

Our gross finance receivables on non-accrual status, including bankruptcy accounts, totaled approximately $13.7 million, $14.6 million and $17.8 million for the three months ended December 25, 2009 and the fiscal years ended September 25, 2009 and 2008, respectively. Suspended interest as a result of these non-accrual accounts totaled $0.9 million, $0.9 million, $1.2 million and $1.1 million for the three months ended December 25, 2009 and the fiscal years ended September 25, 2009, 2008 and 2007, respectively. Generally, we do not refinance delinquent accounts. However, on occasion a past due account will qualify for refinancing. We use the following criteria for determining whether a delinquent account qualifies for refinancing: (1) a re-evaluation of the customer’s creditworthiness is performed to ensure additional credit is warranted; and (2) a payment must have been received on the account within the last 10 days. Since we refinance delinquent loans on such an infrequent basis, we do not maintain any statistics relating to this type of refinancing. Below is certain information relating to the delinquency status of each category of our receivables for the three months ended December 25, 2009 and December 25, 2008 and the years ended September 25, 2009 and 2008.

	As of December 25, 2009
	Direct Loans	Consumer Sales Finance	Motor Vehicle Installment Sales Contracts *	Consumer Bankruptcy	Total
Gross loans and contracts receivables	$21,840,443	$16,024,957	$28,359,756	$6,662,158	$72,887,314
Over 180 days past due	$2,712,368	$1,179,509	—	$3,669,951	$7,561,828
Percentage of outstanding receivables	12.4%	7.4%	0.0%	55.1%	10.4%
Over 90 days past due	$4,156,816	$1,963,518	$921,731	$4,311,834	$11,353,899
Percentage of outstanding receivables	19.0%	12.3%	3.3%	64.7%	15.6%
Over 60 days past due	$4,710,767	$2,261,894	$1,362,982	$4,489,374	$12,825,017
Percentage of outstanding receivables	21.6%	14.1%	4.8%	67.4%	17.6%

	As of December 25, 2008
	Direct Loans	Consumer Sales Finance	Motor Vehicle Installment Sales Contracts *	Consumer Bankruptcy	Total
Gross loans and contracts receivables	$33,498,425	$17,222,368	$30,260,514	$7,123,584	$88,104,891
Over 180 days past due	$4,754,131	$2,037,485	—	$3,739,214	$10,530,829
Percentage of outstanding receivables	14.2%	11.8%	0.0%	52.5%	12.0%
Over 90 days past due	$6,864,709	$2,890,506	$539,810	$4,411,767	$14,706,792
Percentage of outstanding receivables	20.5%	16.8%	1.8%	61.9%	16.7%
Over 60 days past due	$7,799,849	$3,296,704	$1,105,407	$4,677,263	$16,879,223
Percentage of outstanding receivables	23.3%	19.1%	3.7%	65.7%	19.2%

*   Motor Vehicle Installment Sales Contracts aging categories exclude accounts in bankruptcy and accounts in legal or repossession process in the amounts of $5,211,007 at December 25, 2009 and $5,366,365 at December 25, 2008.

	As of September 25, 2009
	Direct Consumer Loans	Consumer Sales Finance Contracts	Motor Vehicle Installment Sales Contracts *	Consumer Bankruptcy	Total
Gross loans and contracts receivables	$22,257,244	$15,176,373	$30,151,923	$6,762,101	$74,347,641
Over 180 days past due	$3,358,791	$1,410,284	—	$3,691,006	$8,460,081
Percentage of outstanding receivables	15.1%	9.3%	0.0%	54.6%	11.4%
Over 90 days past due	$4,774,562	$2,153,578	$787,638	$4,221,045	$11,936,823
Percentage of outstanding receivables	21.5%	14.2%	2.6%	62.4%	16.1%
Over 60 days past due	$5,456,656	$2,531,102	$1,212,067	$4,493,583	$13,693,408
Percentage of outstanding receivables	24.5%	16.7%	4.0%	66.5%	18.4%

	As of September 25, 2008
	Direct Consumer Loans	Consumer Sales Finance Contracts	Motor Vehicle Installment Sales Contracts *	Consumer Bankruptcy	Total
Gross loans and contracts receivables	$34,859,944	$16,793,743	$30,707,329	$6,794,358	$89,155,374
Over 180 days past due	$6,188,210	$2,604,066	—	$3,468,477	$12,260,753
Percentage of outstanding receivables	17.8%	15.5%	0.0%	51.05%	13.8%
Over 90 days past due	$7,486,842	$3,212,367	$285,407	$4,093,590	$15,078,206
Percentage of outstanding receivables	21.5%	19.1%	0.9%	60.25%	16.9%
Over 60 days past due	$8,152,033	$3,513,289	$624,360	$4,336,229	$16,625,911
Percentage of outstanding receivables	23.4%	20.9%	2.0%	63.82%	18.7%

*	Motor Vehicle Installment Sales Contracts aging categories exclude accounts in bankruptcy and accounts in legal or repossession process in the amounts of $5,262,871 at September 25, 2009 and $5,110,548 at September 25, 2008.